Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-200035 on Form S-1 of our report dated February 26, 2014 (except for Note 15, as to which the date is November 10, 2014)  relating to the combined financial statements and financial statements schedule of Advisory operations of Moelis & Company Holdings LP (which report expresses an unqualified opinion on the combined financial statements and financial statement schedule and includes an explanatory paragraph referring to certain expenses that have been allocated from Moelis & Company Holdings LP to the Advisory operations of Moelis & Company Holdings LP) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

New York, New York

November 17, 2014